UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 25)

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Dr. Axel Lützner
Vice President DT Legal
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

 March 12, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAME OF REPORTING PERSON
Deutsche Telekom AG IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
683,889,210

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
595,365,844

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
683,889,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
57.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 595,365,844 shares of Common Stock held by Deutsche Telekom Holding B.V. (“DT Holding”), (ii) 39,771,809 shares of Common Stock held by Delaware Project 6 L.L.C. (“Project 6”), a wholly-owned subsidiary of SoftBank Group Corp. (“SoftBank”) and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom AG (“Deutsche Telekom”)), and (iii) 48,751,557 shares of Common Stock held by Delaware Project 9 L.L.C. (“Project 9”), a wholly-owned subsidiary of SoftBank and subject to the Proxy.[1]

**	Consists of 595,365,844 shares of Common Stock held by DT Holding.

***	Based on 1,186,867,575 shares of Common Stock outstanding as of January 31, 2024, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Commission on February 2, 2024.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAME OF REPORTING PERSON
Deutsche Telekom Holding B.V. IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
683,889,210

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
595,365,844

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
683,889,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
57.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 595,365,844 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 48,751,557 shares of Common Stock held by Project 9 and subject to the Proxy.

**	Consists of 595,365,844 shares of Common Stock held by DT Holding.

***	Based on 1,186,867,575 shares of Common Stock outstanding as of January 31, 2024, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Commission on February 2, 2024.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAME OF REPORTING PERSON
T-Mobile Global Holding GmbH IRS identification number: 98-0470438

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
683,889,210

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
595,365,844

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
683,889,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
57.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 595,365,844 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 48,751,557 shares of Common Stock held by Project 9 and subject to the Proxy.

**	Consists of 595,365,844 shares of Common Stock held by DT Holding.

***	Based on 1,186,867,575 shares of Common Stock outstanding as of January 31, 2024, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Commission on February 2, 2024.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAME OF REPORTING PERSON
T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
683,889,210

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
595,365,844

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
683,889,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
57.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 595,365,844 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 48,751,557 shares of Common Stock held by Project 9 and subject to the Proxy.

**	Consists of 595,365,844 shares of Common Stock held by DT Holding.

***	Based on 1,186,867,575 shares of Common Stock outstanding as of January 31, 2024, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Commission on February 2, 2024.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

SCHEDULE 13D/A

Explanatory Note

       This Amendment No. 25 (this “Amendment No. 25”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, (as amended and supplemented from time to time, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

       Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 25 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

       Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

Item 3.          Source and Amount of Funds or Other Consideration

       This Item 3 is hereby amended and supplemented as follows:

       The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4.          Purpose of the Transaction

       This Item 4 is hereby amended and supplemented as follows:

       The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 5.          Interests in Securities of the Issuer

       This Item 5 is hereby amended and supplemented as follows:

       (a)-(b) The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

       (c)  Except as set forth in Exhibit 61 attached hereto, to the best knowledge of the Reporting Persons, none of the Reporting Persons has effected any transaction in Common Stock in the 60 days preceding the date hereof.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        This Item 6 is hereby amended and supplemented as follows:

Entry into Rule 10b5-1 Plan of Sale

       On March 12, 2024, DT Holding entered into a Rule 10b5-1 Sales Plan (the “10b5-1 Plan”) with Cowen & Company, LLC (“Cowen”) that is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Exchange Act.  Under the 10b5-1 Plan, (a) Cowen, a broker-dealer, is authorized to sell Common Stock on behalf of DT Holding but not to purchase Common Stock, (b) sales of Common Stock will commence no earlier than June 12, 2024 and (c) no sales of Common Stock will be made under the 10b5-1 Plan after September 11, 2024.

Item 7.          Material to be Filed as Exhibits

Exhibit 61:          Transaction Information.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 2024

DEUTSCHE TELEKOM AG

By:	/s/ Christoph Appel
	Name:	Christoph Appel
	Title:	Attorney-in-fact

T-MOBILE GLOBAL ZWISCHENHOLDING GMBH

By:	/s/ Christoph Appel
	Name:	Christoph Appel
	Title:	Attorney-in-fact

T-MOBILE GLOBAL HOLDING GMBH

By:	/s/ Christoph Appel
	Name:	Christoph Appel
	Title:	Attorney-in-fact

DEUTSCHE TELEKOM HOLDING B.V.

By:	/s/ Christoph Appel
	Name:	Christoph Appel
	Title:	Attorney-in-fact

SCHEDULE A-3

Schedule A-3 is amended and restated as follows:

Directors and Executive Officers of Deutsche Telekom AG

The following tables I and II set forth the names, business addresses and present principal occupation of each director and executive officer of Deutsche Telekom AG. Unless otherwise noted, each of the persons listed below is principally employed by Deutsche Telekom AG and is a citizen of the Federal Republic of Germany.  During the last five years, to the best of each Reporting Person’s knowledge, no person on Schedule A-3 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

I. Board of Management

Name	Business Address	Present Principal Occupation
Timotheus Höttges	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Board

Dr. Feri Abolhassan Pur-Moghaddam	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for T-Systems

Birgit Bohle	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Human Resources and Labor

Srinivasan Gopalan †	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Germany

Dr. Christian P. Illek	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Finance (CFO)

Thorsten Langheim	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for USA and Group Development

Dominique Leroy∞	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Europe

Claudia Nemat	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Technology and Innovation

† = citizen of the United Kingdom
∞ = citizen of Belgium

II. Supervisory Board

Name	Business Address	Present Principal Occupation
Dr. Frank Appel (Chairman)	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Member of the Supervisory Board of Fresenius Management SE, Bad Homburg

Odysseus D. Chatzidis *	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the European Works Council of Deutsche Telekom AG, Bonn

Eric Daum	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	First Deputy Chairman of the Group Works Council of Deutsche Telekom AG, Bonn

Constantin Greve	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Works Council of Deutsche Telekom AG, Bonn

Katja Hessel	Wilhelmstraße 97, Berlin, Germany 10117	Parliamentary State Secretary to the Federal Minister of Finance, Berlin

Lars Hinrichs	Badestraße 2, Hamburg, Germany 20148	Managing Partner Cinco Capital GmbH, Hamburg and CEO Digital Art Museum GmbH

Dr. Helga Jung	Hahnenbichlstraße 24 Ettringen, Germany 86833	Former Member of the Board of Management of Allianz SE, Munich

Dagmar P. Kollmann †	Grinzinger Allee 50, Vienna, Austria 1190	Entrepreneur and member of several supervisory and advisory boards

Stefanie Kreusel	Hahnstraße 43d, Frankfurt am Main, Germany 60528
Senior Vice President, Customer & Public Relations at Deutsche Telekom Geschäftskunden GmbH, Bonn, Group Officer for Digital Education and School at Deutsche Telekom AG, Bonn, Chairwoman of the Executive Staff Representation Committee of Deutsche Telekom Geschäftskunden GmbH, Bonn, Deputy Chairwoman of the Group Executive Staff Representation Committee of Deutsche Telekom AG, Bonn

Harald Krüger	Briennerstraße 29, München, Germany 80333	Managing Partner of KC&C GmbH, Gräfelfing

Kerstin Marx	Friedrich-Ebert-Allee 140, Bonn, Germany 53113	Chairwoman of the Group Works Council of Deutsche Telekom AG, Bonn

Dr. Reinhard Ploss	Moosacher Straße 80 Munich, Germany 80809	Chairman of the Supervisory Board of Knorr-Bremse AG, München

Frank Sauerland	Paula-Thiede-Ufer 10, Berlin, Germany 10179	Head of the Collective Bargaining Policy Committee IKT, National Committee A at the ver.di National Executive Board, Berlin

Name	Business Address	Present Principal Occupation
Christoph Schmitz-Dethlefsen (Deputy Chairman)	Paula-Thiede-Ufer 10 Berlin, Germany 10179
Member of the ver.di National Executive Board, Head of Department for Financial Services, Communication and Technology, Culture, Supply and Disposal, Berlin, member of the Supervisory Board of AXA Konzern AG, Cologne

Susanne Schöttke	Hüxstr. 1 Lübeck, Germany 23552	Head of State District North ver.di, Lübeck

Nicole Seelemann-Wandtke	Kronshagener Weg 105, Kiel, Germany 24116	Deputy Chairwoman of the Works Council of the Consumer unit at Telekom Deutschland GmbH, Bonn

Karl-Heinz Streibich	Zimmerweg 15, Frankfurt, Germany 60325
Honorary chairman of acatech senate– Deutsche Akademie der Technikwissenschaften, Berlin, Deputy Chairman of the Supervisory Board of Siemens Healthineers AG, Erlangen, and member of the Supervisory Board of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich

Margret Suckale	Hochfeldstraße 4b, Tegernsee, Germany 83684	Member of the Supervisory Boards of DWS Group GmbH & Co. KGaA, Frankfurt/Main, Heidelberg Materials AG, Heidelberg, Infineon Technologies AG, Neubiberg

Karin Topel	Querstraße 1, Leipzig, Germany 04103	Chairwoman of the Works Council at Deutsche Telekom Technik GmbH, Bonn, Technical Branch Office, Eastern District

Stefan B. Wintels	Palmengartenstraße 5-9, Frankfurt am Main, Germany 60325	CEO KfW, Frankfurt am Main

* = citizen of Greece
† = citizen of Austria